FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
FDA accepts Dato-DXd BLA for nonsquamous NSCLC

19 February 2024

Datopotamab deruxtecan Biologics License Application accepted in the US for patients with previously treated advanced nonsquamous non-small cell lung cancer

Application based on results from the TROPION-Lung01 Phase III trial

If approved, AstraZeneca and Daiichi Sankyo's datopotamab deruxtecan may be the first TROP2-directed antibody drug conjugate for patients with lung cancer

AstraZeneca and Daiichi Sankyo's Biologics License Application (BLA) for datopotamab deruxtecan (Dato-DXd) has been accepted in the US for the treatment of adult patients with locally advanced or metastatic nonsquamous non-small cell lung cancer (NSCLC) who have received prior systemic therapy. The Prescription Drug User Fee Act date, the Food and Drug Administration (FDA) action date for its regulatory decision, is during the fourth quarter of 2024.

The BLA is based on results from the pivotal TROPION-Lung01 Phase III trial in which datopotamab deruxtecan demonstrated a statistically significant improvement for the dual primary endpoint of progression-free survival (PFS) compared to docetaxel, the current standard of care, in patients with locally advanced or metastatic NSCLC treated with at least one prior line of therapy. For the dual primary endpoint of overall survival (OS), interim results numerically favoured datopotamab deruxtecan over docetaxel in the overall population; however, results did not reach statistical significance at the time of data cut-off. In patients with nonsquamous NSCLC, datopotamab deruxtecan showed a clinically meaningful PFS benefit and a numerically favourable OS trend. The trial is ongoing and OS will be assessed at final analysis.

Datopotamab deruxtecan is a specifically engineered TROP2-directed DXd antibody drug conjugate (ADC) being jointly developed by AstraZeneca and Daiichi Sankyo.

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "Datopotamab deruxtecan has the potential to offer patients with previously treated advanced nonsquamous non-small cell lung cancer an effective and tolerable alternative to conventional chemotherapy. With regulatory discussions ongoing around the world and a parallel submission underway in the US in breast cancer, this is only the beginning of our efforts to make this novel treatment available to patients as quickly as possible."

Ken Takeshita, MD, Global Head, R&D, Daiichi Sankyo, said: "Today's news is an important step forward in our goal of creating new standards of care that have the potential to transform the treatment of patients with non-small cell lung cancer. We are encouraged by the FDA's acceptance of the BLA as we endeavour to make datopotamab deruxtecan the first TROP2-directed antibody drug conjugate approved to treat patients with nonsquamous non-small cell lung cancer after disease progression on prior systemic therapy. We look forward to working closely with the FDA to bring datopotamab deruxtecan to patients."

Results from TROPION-Lung01 were presented during a Presidential Symposium at the 2023 European Society for Medical Oncology Congress.

The safety profile of datopotamab deruxtecan was consistent with that observed in other ongoing trials with no new safety concerns identified.

A parallel BLA for datopotamab deruxtecan based on results from the pivotal TROPION-Breast01 Phase III trial is pending acceptance in the US for the treatment of adult patients with metastatic hormone receptor (HR)-positive, HER2-negative (IHC 0, IHC 1+ or IHC 2+/ISH-) breast cancer. Additional regulatory submissions for datopotamab deruxtecan in lung and breast cancer are underway globally.

Notes

Advanced non-small cell lung cancer
Nearly 250,000 lung cancer cases were diagnosed in the US in 2023.1 NSCLC is the most common type of lung cancer accounting for about 80% of cases.1 Approximately 70% and 30% of NSCLC tumours are of nonsquamous or squamous histology, respectively.2 While immunotherapy and targeted therapies have improved outcomes in the 1st-line setting, most patients eventually experience disease progression and receive chemotherapy.3-5 For decades, chemotherapy has been the last treatment available for patients with advanced NSCLC, despite limited effectiveness and known side effects.3-5

TROP2 is a protein broadly expressed in the majority of NSCLC tumours.6 There is currently no TROP2-directed ADC approved for the treatment of lung cancer.7,8

TROPION-Lung01
TROPION-Lung01 is an ongoing global, randomised, multicentre, open-label Phase III trial evaluating the efficacy and safety of datopotamab deruxtecan versus docetaxel in patients with locally advanced or metastatic NSCLC with and without actionable genomic alterations previously treated with at least one prior line of therapy. Patients with actionable genomic alterations were previously treated with platinum-based chemotherapy and an approved targeted therapy. Patients without known actionable genomic alterations were previously treated, concurrently or sequentially, with platinum-based chemotherapy and a PD-1 or PD-L1 inhibitor.

The dual primary endpoints of TROPION-Lung01 are PFS as assessed by blinded independent central review (BICR) and OS. Key secondary endpoints include investigator-assessed PFS, objective response rate, duration of response, time to response, disease control rate as assessed by both BICR and investigator, and safety. TROPION-Lung01 enrolled approximately 600 patients in Asia, Europe, North America and South America. For more information visit ClinicalTrials.gov.

Datopotamab deruxtecan (Dato-DXd)
Datopotamab deruxtecan (Dato-DXd) is an investigational TROP2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC Technology, datopotamab deruxtecan is one of six ADCs in the oncology pipeline of Daiichi Sankyo, and one of the most advanced programmes in AstraZeneca's ADC scientific platform. Datopotamab deruxtecan is comprised of a humanized anti-TROP2 IgG1 monoclonal antibody, developed in collaboration with Sapporo Medical University, attached to a number of topoisomerase I inhibitor payloads (an exatecan derivative, DXd) via tetrapeptide-based cleavable linkers.

A comprehensive development programme called TROPION is underway globally with more than 14 trials evaluating the efficacy and safety of datopotamab deruxtecan across multiple cancers, including NSCLC, triple-negative breast cancer and HR-positive, HER2-negative breast cancer. Beyond the TROPION programme, datopotamab deruxtecan also is being evaluated in novel combinations in several ongoing trials.

Daiichi Sankyo collaboration
AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu in March 2019 and datopotamab deruxtecan in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights for each ADC. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and Imjudo (tremelimumab); Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References
1.     Cancer.net, Lung Cancer - Non-Small Cell: Statistics. Available at: https://www.cancer.net/cancer-types/lung-cancer-non-small-cell/statistics. Accessed February 2024.
2.     National Cancer Institute. SEER Cancer Statistics Factsheets: Lung and Bronchus Cancer, 2015. Available at: SEER Cancer Statistics Factsheets: Lung and Bronchus Cancer, 2015. Accessed February 2024.
3.     Chen R, et al. Emerging therapeutic agents for advanced non-small cell lung cancer. J Hematol Oncol. 2020;13(1):58.
4.     Majeed U, et al. Targeted therapy in advanced non-small cell lung cancer: current advances and future trends. J Hematol Oncol. 2021;14(1):108.
5.     Pircher, A, et al. Docetaxel in the Treatment of Non-small Cell Lung Cancer (NSCLC) - An Observational Study Focusing on Symptom Improvement. Anticancer Research. 2013;33(9):3831-3836.
6.     Mito R, et al. Clinical impact of TROP2 in non‐small lung cancers and its correlation with abnormal p53 nuclear accumulation. Pathol Int. 2020;70(5):287-294.
7.     Rodríguez-Abreau D et al. Pemetrexed plus platinum with or without pembrolizumab in patients with previously untreated metastatic nonsquamous NSCLC: protocol-specified final analysis from KEYNOTE-189. Ann Onc. 2021 Jul;32(7): 881-895.
8.     American Cancer Society. Targeted Drug Therapy for Non-Small Cell Lung Cancer. Available at: https://www.cancer.org/cancer/types/lung-cancer/treating-non-small-cell/targeted-therapies.html. Accessed February 2024.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 February 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary